**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 4, 2019**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**DISH Network Corporation**
**DISH DBS Corporation**

**File No. 0-26176**
**File No. 333-31929**
**CF#36226**

DISH Network Corporation and DISH DBS Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits to their Forms 10-Q filed on May 12, 2008 and May 15, 2008.

Based on representations by DISH Network Corporation and DISH DBS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through September 15, 2029 |
| Exhibit 10.2 | through September 15, 2029 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary